# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bolt Projects Holdings, Inc., CIK 0001841125
CUSIP: 09769B206
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2261 MARKET STREET, SUITE 5447, SAN FRANCISCO, California (CA), 94114
Date of event which requires filing of this statement: 11/25/2024
Filed by CIK 0002028090
Persons authorized to receive notices and communications: David Nate Breslauer, c/o Bolt Projects Holdings, Inc., 2261 Market Street, Suite 5447, San Francisco, California (CA), 94114, (415) 325-5912

## Reporting persons
- Breslauer David Nate (CIK 0002028090): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 115,214; shared voting power 0; sole dispositive power 115,214; shared dispositive power 0; aggregate amount beneficially owned 115,214 (5.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Bolt Projects Holdings, Inc.
Address of issuer's principal executive offices: 2261 MARKET STREET, SUITE 5447, SAN FRANCISCO, California (CA), 94114

## Item 2. Identity and Background
Name of person filing: David Nate Breslauer (the Reporting Person)
Residence or business address: The principal business address of the Reporting Person is c/o Bolt Projects Holdings, Inc., 2261 Market Street, Suite 5447, San Francisco, CA 94114.
Present principal occupation or employment: The principal occupation of the Reporting Person is Chief Technology Officer, Chief Product Officer, and a director of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 4 below summarizes certain provisions of the Business Combination Agreement (as defined below) that pertain to certain securities beneficially owned by the Reporting Person and is incorporated by reference to this Item 3. Pursuant to the Business Combination Agreement, upon consummation of the Business Combination (as defined below), the David N. Breslauer Family Trust, of which the Reporting Person serves as trustee, acquired shares of Common Stock and the Reporting Person acquired options to purchase shares of Common Stock.

On June 3, 2025, the Reporting Person purchased in the open market 300 shares of Common Stock for $3.25 per share. The Reporting Person used personal funds to acquire such shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
Business Combination
On August 13, 2024 (the "Closing Date"), pursuant to a business combination agreement, dated as of October 4, 2023 (the "Business Combination Agreement"), by and among the Issuer (formerly known as Golden Arrow Merger Corp.), Beam Merger Sub, Inc., a direct wholly owned subsidiary of the Issuer ("Merger Sub"), and Bolt Threads, Inc. ("Legacy Bolt"), Merger Sub merged with and into Legacy Bolt (the "Merger" and, together with the other transactions contemplated by the Business Combination Agreement, the "Business Combination"), with Legacy Bolt surviving the Merger as a wholly owned subsidiary of the Issuer. The Issuer was renamed on the Closing Date to "Bolt Projects Holdings, Inc."
As a result of the Business Combination, at the Closing Date, among other transactions, (i) each share of common stock of Legacy Bolt automatically converted into the right to receive shares of Common Stock based on an exchange ratio as described in the Business Combination Agreement, and (ii) each option to purchase common stock of Legacy Bolt, whether or not exercisable and whether or not vested, automatically converted into an option to purchase a number of shares of Common Stock in the manner set forth in the Business Combination Agreement.
Registration Rights Agreement
On the Closing Date, in connection with the consummation of the Business Combination and as contemplated by the Business Combination Agreement, certain stockholders of Golden Arrow Merger Corp. and certain securityholders of Legacy Bolt, including the Reporting Person, (collectively, the "Holders" and each, a "Holder") entered into an amended and restated registration rights and lock-up agreement (the "Registration Rights Agreement").
Pursuant to the terms of the Registration Rights Agreement, the Issuer was obligated to file a registration statement to register the resale of certain securities of the Issuer held by the Holders. In addition, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand at any time or from time to time, to sell all or any portion of their registrable securities in an underwritten offering so long as the total offering price is reasonably expected to exceed $25 million. The Registration Rights Agreement also provides the Holders with "piggy-back" registration rights, subject to certain requirements and customary conditions. The Registration Rights Agreement further provided that the shares of Common Stock held by the Holders, including those beneficially owned by the Reporting Person, were to be locked-up for a period of six months following the Closing Date, subject to certain exceptions.
The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.
General
The Reporting Person intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.
The Reporting Person may, subject to applicable laws, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person, including in his position as Chief Technology Officer, Chief Product Officer, and a director of the Issuer, may engage in discussions with management, the Issuer's board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Issuer's board of directors.
To facilitate his consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in his consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.
Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person is the beneficial owner of 115,214 shares of Common Stock, which consists of (i) 4,854 shares of Common Stock held directly, (ii) 39,167 shares of Common Stock held by the David N. Breslauer Family Trust, (iii) 68,739 shares of Common Stock that are issuable upon exercise of options exercisable as of or within 60 days of the date hereof and (iv) 2,454 shares of Common Stock underlying restricted stock units vesting or vested and subject to deferred settlement within 60 days of the date hereof.

The Reporting Person's beneficial ownership represents approximately 5.4% of the Issuer's outstanding shares of Common Stock, as calculated pursuant to Rule 13d-3 of the Act.

The ownership information presented herein represents beneficial ownership of Common Stock as of the date hereof, based on 2,061,779 shares of Common Stock outstanding as of July 11, 2025, as disclosed in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the SEC on July 18, 2025. All share amounts presented herein reflect a 1-for-20 reverse stock split effected by the Issuer on April 21, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote: 115,214

Shared power to vote or to direct the vote: 0

Sole power to dispose or to direct the disposition: 115,214

Shared power to dispose or to direct the disposition: 0
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, during the past 60 days, the Reporting Person has not effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the Registration Rights Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Amended and Restated Registration Rights and Lock-Up Agreement, dated as of August 13, 2024, by and between the Issuer and each of the executive officers and directors of the Issuer (incorporated by reference to Exhibit 10.7 to the Issuer's Current Report on Form 8-K filed with the SEC on August 19, 2024).

## Signatures
- Breslauer David Nate: /s/ David Nate Breslauer, David Nate Breslauer (08/08/2025)